Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

May 15, 2024

VIA EDGAR TRANSMISSION

Mr. David Matthews
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)

Post-Effective Amendment Nos. 186 and 187 to the Trust’s Registration Statement on Form N-1A (each, an “Amendment,” and together, the “Amendments”)
File Nos. 811-23793; 333-264478

Dear Mr. Matthews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 29, 2024, with respect to the Amendments and the Trust’s proposed ten new series, the Defiance Daily Target 2X Long COPX ETF, Defiance Daily Target 2X Long KRBN ETF, Defiance Daily Target 2X Long LIT ETF, Defiance Daily Target 2X Long TAN ETF, Defiance Daily Target 2X Long URA ETF, Defiance Daily Target 2X Long LLY ETF, Defiance Daily Target 2X Long MSTR ETF, Defiance Daily Target2X Long NVO ETF, Defiance Daily Target 2X Long PANW ETF and Defiance Daily Target 2X Long SMCI ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

As discussed with the Staff, the Trust has changed the names of some of the Funds as follows:

Old Name	New Name
Defiance Daily Target 2X Long COPX ETF	Defiance Daily Target 2X Long Copper ETF
Defiance Daily Target 2X Long KRBN ETF	Defiance Daily Target 2X Long Carbon ETF
Defiance Daily Target 2X Long LIT ETF	Defiance Daily Target 2X Long Lithium ETF
Defiance Daily Target 2X Long TAN ETF	Defiance Daily Target 2X Long Solar ETF
Defiance Daily Target 2X Long URA ETF	Defiance Daily Target 2X Long Uranium ETF

PROSPECTUS

General

1.	Please provide the completed fee table and example pre-effectively with your response letter. Please either confirm there will be no fee waivers, recoupments, or reimbursements, or if there will be one, it is reflected in the table. Also, for each fee table, please add a footnote explaining the indirect investment costs of swaps.

Response: Each Fund’s completed Fees and Expenses table and Expense Example are included in the attached Exhibit A. The Trust further responds by confirming that, as of the date of this letter, each Fund’s advisory fee is not subject to a fee waiver, recoupment, or reimbursement. The Trust confirms that if a few waiver, recoupment, or reimbursement is added, appropriate disclosure will be added to the relevant Prospectus. The Trust confirms that a footnote substantially as follows has been added following the Fees and Expenses table:

The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example.

Principal Investment Strategies

2.	In supplemental correspondence, please describe how each Fund anticipates complying with Rule 18f-4, including an overview of the key elements of the derivatives risk management program and provide hypothetical VaR calculations demonstrating how each Fund expects to achieve its objectives while complying with Rule 18f-4. Please confirm whether each Fund will use relative VaR and identify the anticipated index to be used as the designated reference portfolio, and describe how such index meets the definition of a designated reference portfolio under the Rule.

Response: Each Fund intends to comply with the requirements of Rule 18f-4. Each Fund’s portfolio transactions will be conducted pursuant to a written derivatives risk management program, which includes policies and procedures that are reasonably designed to manage the risks of the Funds’ usage of derivatives, as required by Rule 18f-4. The program is administered and overseen by a committee that has been designated by the Trust’s board of trustees (the “Board”) as the derivatives risk manager. The program will identify and provide an assessment of the Funds’ derivatives usage and risks as they pertain to the Funds’ usage of swaps and any other derivatives as applicable. The program will provide risk guidelines that, among other things, consider and provide for: (1) limits on the Funds’ derivatives exposure; (2) monitoring and assessment of the Funds’ exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Funds’ counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels.

Additionally, the program will provide for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions will be made available by a third-party service provider engaged by the Funds for analysis and monitoring by the Funds’ derivatives risk manager.

The Trust hereby confirms that each Fund will use relative VaR. In addition, the Funds will provide under separate cover for the Staff’s review prior to the effective date of the Registration Statement a hypothetical example of VaR testing based on each Fund’s anticipated current portfolio construction and will include the index each Fund intends to use and how such index meets the definition of designated reference portfolio.

3.	Also in correspondence, please discuss how each Fund will value its swap positions.

Response: The Funds will value their swap positions based on information provided by an independent pricing service provider.

4.	With respect to the Funds included in Amendment No. 187 (i.e., the Funds focused on a single stock), in correspondence, confirm that each Fund (other than Fund seeking 2x exposure to NVO) has determined that its underlying security is eligible to use form S-3 in a primary offering of securities and the basis for such determination consistent with Form S-3’s general instruction I.B.1.

Response: Pursuant to General Instruction I.A. of Form S-3, for an underlying issuer to be eligible to use Form S-3, the underlying issuer must comply with the following (the “Form S-3 Eligibility Requirements”):

•	be a US corporation;

•	have a class of securities that is registered under the Securities Exchange Act of 1934 as amended (“Exchange Act”);

•	be subject to Section 12 or 15(d) of the Exchange Act for the past 12 months and have filed all Exchange Act filings required to be filed for at least the past 12 months;

•	have timely filed all Exchange Act reports required to be filed under Sections 13(a) or 15(d) of the Exchange Act and Section 14(a) or 14(c) of the Exchange Act during the past 12 months and any portion of the month before filing the registration statement;

•	not have failed to pay any dividend or sinking fund installment on preferred stock since the end of the most recent fiscal year;

•	not have defaulted on any material debt or long-term lease since the end of the most recent fiscal year;

•	have filed with the SEC all interactive data files (XBRL information) required to have been filed during the past 12 months (and any portion of the month in which the issuer intends to file the registration statement).

In addition, if the underlying issuer has relied on Rule 12b-25 in filing an Exchange Act report, it must have filed the report within the requisite time period (5 days for a Form 10-Q and 15 days for a Form 10-k). Rule 12b-25 requires a company that cannot file certain periodic reports by its due date to file a “Notification of Late Filing” on Form 12b-25 by the end of the next business day after the original due date.

The Trust has reviewed the publicly available EDGAR filings of each underlying issuer and, based upon this review, is not aware of any reason for an underlying issuer (excluding NVO) to be disqualified from filing a shelf registration statement on Form S-3 pursuant to the Form S-3 Eligibility Requirements as set forth above.

5.	For the Fund seeking exposure to NVO, confirm in correspondence that the Fund has determined that the ADR serving as its underlying security has adequate public reporting, such as available forms 6-K and 20-F.

Response: The Trust has reviewed the publicly available EDGAR filings of NVO and has confirmed that such filings include forms 6-K and 20-F.

6.	With respect to the Funds included in Amendment No. 186 (i.e., the Funds focused on a single ETF), in correspondence, please confirm that each Fund has determined there is adequate public reporting information available about its respective underlying security.

Response: The Trust has reviewed the publicly available EDGAR filings of each ETF and has reviewed its current registration statement on Form N-1A.

Principal Investment Risks

7.	For each Fund’s Derivatives Risks disclosure, in regard to each Fund’s swap counterparties:

(a)	in correspondence, please describe approximately how many swap counterparties each Fund expects to use and what percentage of Fund assets and investment exposure are expected to be related to each counterparty,

(b)	in correspondence – describe any potential discussions with counterparties regarding collateral or margin requirements and the impact such requirements will have on the Fund’s ability to execute its strategy.

(c)	in Item 9 of each Fund’s prospectus, include disclosure of the following information regarding counterparties, if applicable:

(i)	if exposure to one or more counterparties is expected to be material please identify the material counterparties and file the primary swap contracts with such counterparties as an Exhibit to the registration statement,

(ii)	if notional exposure to any counterparty is expected to exceed 20% of Fund assets please also disclose whether such counterparty is subject to Exchange Act filing and reporting requirements, identify any national exchanges on which it is listed, and disclose where such filings and reports can be obtained, and

(iii)	if the counterparty is a subsidiary of a public company – also disclose whether the Fund will have recourse to the parent company for obligations of the counterparty, also disclose how counterparty’s will hedge their own exposure.

Response:

(a)	The Trust is currently in negotiations with seven swap counterparties and anticipates trading with at least two swap counterparties at the launch of each Fund. The Trust plans to increase the number of counterparties as the Funds grow to reduce counterparty risk. Each swap counterparty will operate under the terms and conditions outlined in an ISDA Master Agreement published by the International Swaps and Derivatives Association, along with an applicable Schedule and Credit Support Annex ("ISDA Agreement"). The Adviser will assess and monitor the creditworthiness of the Funds' counterparties in line with its counterparty due diligence policies and procedures. The Trust does not anticipate a significant concentration of investments (on a mark-to-market basis) in any specific swap counterparty. To manage counterparty risk, the advisor intends to allocate fairly equally to those counterparties, but also will factor in credit risk of the swap counterparty, pricing from the counterparties, and margin requirements of those counterparties.

(b)	The Trust has been negotiating with potential swap counterparties and has discussed, among other things, the necessary margin requirements. As is standard under the Credit Support Annex of ISDA Agreements, margin will be posted on a daily basis by the out of the money party, subject to certain rounding and threshold amounts. The Adviser expects that each Fund could be required to post approximately 35-45% of its total assets as margin, but that amount could increase depending on market conditions. In any event, the Adviser does not expect margin requirements to have a material effect on each Fund’s ability to implement its strategy because a very high percentage of each Fund’s assets will be in highly liquid investments.

(c)	The Trust does not anticipate a significant concentration of investments (on a mark-to-market basis) in any specific swap counterparty. It expects that some of its swap counterparties will not be securities-related issuers subject to Rule 12d3-1 under the 1940 Act and thus will not be subject to the 5% limit. However, each Fund will cap its mark-to-market exposure to any single swap counterparty at 25% or less on any given day. Additionally, each Fund's exposure will be fully collateralized each day, as per its ISDA Agreements, to mitigate counterparty risk. For swap counterparties deemed to be securities-related issuers, each Fund will adhere to section (b) of Rule 12d3-1, ensuring that its mark-to-market exposure does not exceed 5% of its total assets in any such single securities-related issuer. Consequently, the Trust does not believe that any agreement with such counterparties will be of sufficient materiality to necessitate filing as an exhibit to the Registration Statement. The Trust confirms that, if a counterparty is a subsidiary of a public company, Item 9 of the Prospectus will disclose whether a Fund will have recourse to the parent company for obligations of the counterparty, and how counterparty’s will hedge their own exposure.

8.	With regard to Tax Risk, please expand disclosure, in either Item 9 or in the SAI, to describe more specifically Fund investments for which the Tax treatment for purposes of qualifying a RIC is unclear. If this refers to the contemplated swaps used by the Funds, please state that.

Response: The Trust confirms that its Tax Risk disclosure has been bolstered in Item 9 of the Prospectus. The Item 9 Tax Risk disclosure will read substantially as follows:

Tax Risk. In order to qualify for the favorable tax treatment generally available to regulated investment companies, the Fund must satisfy certain diversification and other requirements. In particular, the Fund generally may not acquire a security if, as a result of the acquisition, more than 50% of the value of the Fund’s assets would be invested in (a) issuers in which the Fund has, in each case, invested more than 5% of the Fund’s assets and (b) issuers more than 10% of whose outstanding voting securities are owned by the Fund. The application of these requirements to certain investments (including swaps) that may be entered into by the Fund is unclear. The IRS has never definitively stated how assets such as swaps or futures or forward contracts should be valued for purposes of these diversification tests. The better view is that such contracts should be valued for these purposes at the amount for which the Fund could settle them, and not the full value of any reference security. In addition, the application of these requirements to the Fund’s investment objective is not clear, particularly because the Fund’s investment objective focuses on the performance of the stock of a single issuer. If the Fund were to fail to qualify as a regulated investment company, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income.

9.	With respect to the Defiance Daily Target 2X Long MSTR ETF, please clarify the reference to MSTR as a shareholder in bitcoin (as there are no shareholders in bitcoin).

Response: The Trust confirms that the foregoing statement has been clarified accordingly.

10.	For the Defiance Daily Target 2x Copper ETF, please correct the underlying security ticker reference under the heading “Security Lending Risk.”

Response: The Trust confirms that the ticker references have been corrected.

STATEMENT OF ADDITIONAL INFORMATION

11.	Please confirm in correspondence whether the Fund and the adviser’s codes of ethics impose restrictions on, or reporting of transactions, in each underlying security to which a Fund seeks exposure or transactions in other single stock ETFs seeking exposure to the same underlying securities as the Funds, and whether pre-clearance is required for all or certain of such investments.

Response: The Trust confirms that the Adviser’s code of ethics imposes pre-clearance and reporting obligations in connection with transactions involving each underlying security.

12.	In correspondence, given that each Fund’s investment objective involves gaining exposure to a single underlying security, address whether each Fund will be able to continue to issue and redeem creation units when there exists market, regulatory, or other issues effecting the liquidity, trading, settlement, and/or valuation of the underlying security. In the response, address how the Fund will handle trading halts of the underlying security or a counterparty’s unwillingness to enter into swap transactions for an underlying security and how the Fund will continue to accept orders for Creation Units and process redemptions of Creation Units in such circumstances. Also, in correspondence, the impact of trading halts on the swap agreements and swap counterparties of the Funds, and describe considerations that the Board and the Adviser gave to the appropriateness of each Fund’s investment strategy given the narrow market exposure and potential impact of market disruptions on the Fund’s ability to issue and redeem Creation Units.

Response: In selecting the single stock issuer exposures for the relevant Funds’ investment strategies, the Adviser considered only seasoned issuers with identified track records of high trading volume and liquidity, with the view of minimizing the investment risks of exposure to a single issuer presented by the Staff. Likewise, in selecting the single ETF issuer exposures for the relevant Funds’ investment strategies, the Adviser carefully considered only established ETF issuers with well-established track records of high trading volume and liquidity.

The Adviser reviewed liquidity and trading market data for each underlying issuer and related swap contracts. The Adviser believes that these underlying issuers, with historical track records of high trading volumes, has effectively supported the liquidity to implement each Fund’s investment strategy. The Adviser presented these attributes of the underlying issuers to the Trust’s Board for its consideration of each Fund’s ability to implement its investment strategy.

The Funds confirm that a suspension of redemption of creation units would only be made in accordance with section 22(e) of the 1940 Act. Section 22(e) of the 1940 Act generally prohibits a registered open-end management investment company, including exchange-traded funds, from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a securities for redemption, except in certain circumstances. Rule 22c-1 under the 1940 Act requires the Funds to sell and redeem its shares at a price based upon the current NAV next computed after receipt of an order to purchase or redeem shares. Under Rule 6c-11, a delay in satisfaction of redemption requests for more than seven days is permitted only to the extent additional time for settlement is actually required due to a local market holiday or the extended delivery cycles of a foreign market. Each Fund will meet redemption requests at its next determined NAV for cash or in-kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Funds would expect that the portion of the redemption baskets made up of the underlying issuer’s shares would be delivered in-kind.

Consistent with Rule 6c-11’s adopting release, which expressed the Staff’s concern regarding an ETF that suspends the issuance of creation units, the Funds do not anticipate circumstances in which a Fund would be required to suspend creation orders. In this regard, each Fund expects to suspend creations orders only in extraordinary circumstances, such as situations in which (a) the order is not in proper form or the deposit securities delivered do not consist of the securities that the Fund’s custodian specified; (b) the deposit securities or deposit cash, as applicable, delivered by an authorized participant are not as disseminated through the facilities of the NSCC for that date by the Fund’s custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (d) the acceptance of the creation deposit would, in the opinion of counsel, be unlawful; (e) acceptance or receipt of the order for a creation unit would, in the opinion of counsel to the Trust, be unlawful; or (f) circumstances outside the control of the Trust, the custodian, the transfer agent, distributor and/or the Advisor would make it for all practical purposes not feasible to process orders for creation units. Outside of these circumstances, each Fund expects to issue creation units at its next determined NAV for cash or in-kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Funds would expect that portion of the creation baskets to be in-kind.

If trading in the common stock of an underlying operating company issuer were halted (or shares of an underlying ETF were halted), the listing exchange and options exchange would simultaneously halt trading of the shares and options, respectively, of the associated Fund during this time period. As described above, notwithstanding a halt in trading of a Fund and related options due to an underlying issuer trading halt, the Adviser does not expect that a Fund will be required to discontinue the issuance and redemption of creation units. If the underlying issuer’s market disruption is perceived to be extended in nature (i.e., beyond the end of day trading), the applicable Fund and Adviser would anticipate consulting with the listing exchange and the Staff to confirm the applicable Fund’s course of action with respect to creation unit transactions. A Fund may also, in consultation with the Board, consider other alternatives for the Fund, including an amendment to the investment objective and/or principal investment strategies (each of which are non-fundamental policies of the Fund) or the liquidation of the Fund. The Trust and Adviser believe this circumstance would be no different than that of other funds that have been, on a temporary basis, unable to invest in the necessary instruments and/or markets to achieve their principal investment strategies.

The Adviser notes that it does not expect that there would be a demand for the issuance of creation units in the event of a trading halt. If there were creation units issued for cash during a trading halt, a Fund may be unable to apply the proceeds towards portfolio investments. In this regard, it is anticipated that additional cash investments in a Fund would, in turn, be held in cash or cash equivalents on a temporary basis, pending the remainder of the trading halt. This, in effect, would temporarily prevent the Fund from fully implementing its investment strategy. The Adviser has reviewed each underlying issuer’s trading history and notes there have been minimal to no trading halts for each of the underlying issuers over the past 5 years (or, their history of trading, if less than 5 years). Although a trading halt of an underlying issuer’s common stock may occur in the future regardless of its trading history, the Adviser expects any future halt to be temporary in nature (i.e., lifted prior to the end of trading hours) as the underlying operating company issuers are all large-cap, well known issuers and all of the underlying ETF’s all have substantial assets. With respect to the underlying issuers, any trading halt occurrence has been for a very limited time period. Based on this history, the Adviser expects that each Fund will be able to execute its strategy to achieve its respective desired investment outcomes.

In recognition of the risks presented by the above, each Fund discloses a “Trading Halt Risk” risk factor in its prospectus, as follows:

Although the Underlying Security’s shares are listed for trading on an exchange, there can be no assurance that an active trading market for such shares will be available at all times and the Exchange may halt trading of such shares in certain circumstances. A halt in trading in the Underlying Security’s shares is expected, in turn, to result in a halt in the trading in the Fund’s Shares. Trading in the Underlying Security’s and/or Fund’s Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in the Underlying Security’s and/or Fund’s Shares inadvisable. In addition, trading in Underlying Security’s and/or Fund’s Shares on an exchange is subject to trading halts caused by extraordinary market volatility pursuant to exchange “circuit breaker” rules.” In the event of a trading halt for an extended period of time, the Fund may be unable to execute arrangements with swap counterparties that are necessary to implement the Fund’s investment strategy.

The Adviser considered whether other factors relating to the Funds’ principal investment strategy that relies on investment exposure to a single issuer could affect the ability of a Fund to issue and redeem creation units. In this regard, no other unique issues were identified outside of the standard market disruption events that may cause the suspension of trading in an underlying issuer’s securities, which, in turn, could result in the inability to determine end of day pricing with a Fund’s swap counterparty.

For the purposes of monitoring the ability to conduct creation and redemption unit transactions, the Adviser and its portfolio managers will employ a market monitoring system similar to that of other ETFs managed by the Adviser. In general, the Trust expects that creation and redemption capabilities will be available at any time the market for the underlying issuers is open for trading. In addition, the Adviser will monitor market availability for options contracts from the time that a creation or redemption order is placed until the settlement of the order at the end of the day. Specifically, the Adviser will monitor each underlying issuer’s market availability and confirm that the desired options contracts are available. To the extent a trading halt on an underlying issuer occurs between the time of creation or redemption order and settlement, the Adviser expects to continue to offer creation and redemption baskets in the manner as described above.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

Exhibit A

Fees and Expenses for the following Funds:

•	Defiance Daily Target 2X Long LLY ETF
•	Defiance Daily Target 2X Long MSTR ETF
•	Defiance Daily Target 2X Long NVO ETF
•	Defiance Daily Target 2X Long PANW ETF
•	Defiance Daily Target 2X Long SMCI ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.29%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	1.29%
(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses and other non-routine or extraordinary expenses. The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$131	$409

Fees and Expenses for the following Funds:

•	Defiance Daily Target 2X Long Copper ETF
•	Defiance Daily Target 2X Long Carbon ETF
•	Defiance Daily Target 2X Long Lithium ETF
•	Defiance Daily Target 2X Long Solar ETF
•	Defiance Daily Target 2X Long Uranium ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses and other non-routine or extraordinary expenses. The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$97	$303